UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1)*

SOUTHERN TRUST SECURITIES HOLDING CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

844024109

(CUSIP Number)

Ramon Amilibia

1111 Crandon Blvd

A 707

Key Biscayne Fl. 33149

Telephone: (305) 575-6015

(Name, address and telephone number of person

authorized to receive notices and communications)

December 16, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ramon Amilibia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,263,333 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,263,333 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to acquire an aggregate of 733,333 shares of common stock.
(2)	Based on 19,177,826 shares of common stock issued and outstanding as of September 30, 2013, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

ITEM 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2013 by furnishing the information set forth below. Capitalized terms used herein but not defined herein have the respective meanings ascribed thereto in the Original 13D. Except as set forth below, all previous Items are unchanged.

This Amendment is filed with respect to the common stock, no par value per share (“Common Stock”), of Southern Trust Securities Holding Corp., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 145 Almeria Ave., Coral Gables, Florida 33134.

ITEM 4.	Purpose of Transaction.

On November 21, 2013, the Reporting Person delivered a letter (the “November Letter”) to Robert Escobio, Chief Executive Officer of the Issuer, proposing that the Issuer issue and sell an aggregate of ten million shares of Common Stock, for a total purchase price of $1,000,000 (the “Proposed Investment”). As set forth in the November Letter, the Proposed Investment, which is non-binding and subject in all respects to the execution of definitive documentation and due diligence, would additionally be subject to the purchasers of Common Stock in the Proposed Investment obtaining the right to elect all members of the Issuers’ board of directors as of immediately following consummation of the Proposed Investment.

The foregoing description of the November Letter is only a summary and is qualified in its entirety by reference to the full text of the November Letter, which was filed as Exhibit 99.1 to the Original 13D and incorporated by reference in this Item 4.

Mr. Escobio, in a letter dated December 9, 2013, informed the Reporting Person that the Issuer’s board of directors (the “Board”) considered the Proposed Investment and concluded that it was not in the best interests of the Issuer or its shareholders.

On December 16, 2013, the Reporting Person delivered a second letter to Mr. Escobio (the “December Letter”), emphasizing the value of the Proposed Investment to the Issuer. Additionally, the Reporting Person suggested to Mr. Escobio that the Board may have interests that differ from the Issuer’s shareholders and was therefore unable to appropriately consider the Proposed Investment. The foregoing description of the December Letter is only a summary and is qualified in its entirety by reference to the full text of the December Letter, which is filed as Exhibit 99.1 to this Amendment and incorporated by reference in this Item 4

Except as set forth in this Item 4, the November Letter and the December Letter, the Reporting Person has no plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The description of the December Letter contained in Item 4 of this Amendment and the complete text of the December Letter filed as Exhibit 99.1 to this Amendment are incorporated by reference in this Item 6.

ITEM 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.1	December Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2013	/s/ Ramon Amilibia
Ramon Amilibia

EXHIBIT INDEX

Exhibit Number	Description

99.1	December Letter